

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, N.E.
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

March 14, 2007

Mr. Darvie Fenison
Chief Executive Officer
Prospero Minerals Corp.
345 East Pumphouse Road
Somerset, Kentucky 42503

Re: Prospero Minerals Corp.
**   Item 4.02 Form 8-K/A**
**   Filed July 14, 2006**
**   Response Letter Dated March 7, 2007**
**   File No.   0-50429**

Dear Mr. Fenison:

        We have reviewed your response letter and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

1.   We have considered your response of March 7, 2007 to our prior comments in our letter of October 13, 2006. Based on this information, it appears your board of directors, or a committee of the board of directors or officers authorized to take action if board action is not required, should consider the accuracy of your previously issued financial statements and the need to file a Form 8-K reporting under Item 4.02 (a) the events described in your response of March 7, 2007.

       As appropriate, please amend your filing and respond to these comments within five business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

       If you have any questions, please call Gary Newberry at (202) 551-3761.

Sincerely,

April Sifford
Branch Chief

cc: Mr. Robert Brantl, Esq.